UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

Commission File No. 001-07964

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC. THRIFT AND
PROFIT SHARING PLAN
100 Glenborough Drive, Suite 100
Houston, Texas 77067

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
100 Glenborough Drive, Suite 100
Houston, Texas 77067

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits — December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2004	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2004	8
Consent of KPMG LLP

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and Participants
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Houston, Texas
June 29, 2005

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Cash, non-interest bearing	$23,221	—

Investments, at fair value (note 2):
Cash, interest bearing	458,320	418,028
Money market fund — short-term	9,821,029	10,393,560
Noble Energy, Inc. common stock	7,370,404	7,309,713
Common stocks	437,121	347,613
Mutual funds	49,042,284	42,374,409
Loans to participants	2,075,790	2,442,890

Total investments	69,204,948	63,286,213

Receivables:
Interest and dividends receivable	550	107
Due from broker for securities sold	—	165,904

Total receivables	550	166,011

Total assets	69,228,719	63,452,224

Liabilities:
Due to broker for securities purchased	—	42,239

Total liabilities	—	42,239

Net assets available for benefits	$69,228,719	63,409,985

See accompanying notes to financial statements.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$5,605,574
Interest and dividends	1,718,998

Net investment income	7,324,572

Contributions:
Participants	3,730,724
Rollover	77,992
Employer, net of forfeitures	2,350,748

Total contributions	6,159,464

Total additions	13,484,036

Deductions from net assets attributed to:
Benefits paid to participants	7,653,177
Administrative expenses	12,125

Total deductions	7,665,302

Net increase	5,818,734

Net assets available for benefits, beginning of year	63,409,985

Net assets available for benefits, end of year	$69,228,719

See accompanying notes to financial statements.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(1)	Description of the Plan

The Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan), as amended, is a defined contribution plan covering certain employees who have completed specified terms of service with Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Employees are eligible to participate in the Plan on the first day of any calendar month following employment. Participants may contribute up to 15% of their basic compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (IRS). The employer matching contribution percentage is 100% of the participant’s contribution up to 6% of the participant’s basic compensation and is funded subsequent to each pay period. Participants who are age 50 or older are eligible to contribute catch-up contributions which are not matched by the Company. Discretionary contributions may be made to the Plan at the discretion of the President of the Company. There were no discretionary contributions during 2004.

Participating employees have an option as to the manner in which their contributions and employer contributions may be invested. Participants may direct their accounts into a money market fund, various mutual funds, Company common stock and other publicly traded securities through a self-directed brokerage feature. At each valuation date, participants’ accounts for each investment option are credited with their share of the investment income and charged with investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy, Inc. Employee Benefits Committee (the Committee).

The Plan is exempt from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended, and has received a favorable determination letter from the IRS dated March 8, 2003. Therefore, management of the Company is of the opinion that the Plan meets IRS requirements and continues to be tax-exempt.

The Plan incorporates the following provisions: (1) participants fully vest after three years of service, (2) participants may borrow from the Plan, as discussed below, and (3) the Plan provides a definition of early retirement. On termination of service due to death, disability, retirement, or other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

(Continued)

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans at December 31, 2004 ranged from 4% to 5.25% and loans are required to be repaid within five years through payroll deductions. Repayments of principal and interest are credited to the borrowing participant’s account.

The Plan is administered by the Committee. The mutual fund investment options being made available under the Plan (other than those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee.

(2)	Significant Accounting Policies

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

(a)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Valuation of Investments and Income Recognition

Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Investments are accounted for on a trade-date basis. Participant loans and cash are valued at cost, which approximates fair value. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses on investments sold during the year as well as appreciation (depreciation) of the investments held at the end of the year.

Fidelity Investments Institutional Operations Company, Inc. (Fidelity) is the record keeper of the Plan. Under the terms of the Plan, Fidelity Management Trust Company (the Trustee), on behalf of the trust fund, is allowed to acquire, hold, and dispose of the common stock of Noble Energy, Inc.

(Continued)

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

As of December 31, 2004 and 2003, the Plan held the following investments, which separately represented more than 5% of the Plan’s net assets available for benefits:

Investment	Shares	Fair value
2004:
Dodge & Cox Stock Fund	57,980	$7,550,146
Fidelity Dividend Growth Fund	159,198	4,535,544
Fidelity Growth Company Fund	96,011	5,383,334
Fidelity Puritan Fund	445,354	8,439,461
Fidelity Retirement Money Market Portfolio	9,821,029	9,821,029
Franklin Small Mid-Cap Growth Fund	108,830	3,717,621
Noble Energy, Inc. common stock	119,533	7,370,404
PIMCO Moderate Duration Fund	426,227	4,402,929
Spartan US Equity Index Fund	172,557	7,395,809

2003:
Fidelity Dividend Growth Fund	174,032	$4,751,060
Fidelity Growth Company Fund	98,703	4,942,055
Fidelity Puritan Fund	394,212	7,281,089
Fidelity Retirement Money Market Portfolio	10,393,560	10,393,560
Noble Energy, Inc. common stock	164,522	7,309,713
PIMCO Moderate Duration Fund	438,159	4,534,946
Spartan US Equity Index Fund	217,381	8,567,002

(c)	Expenses of the Plan

Certain Plan administration expenses are charged to and paid by the Plan. The remaining expenses and fees are paid by the Company.

(d)	Forfeitures

Under the provisions of the Plan, all amounts forfeited as of the end of that year may be applied to reduce required employer contributions. Forfeitures utilized during 2004 to reduce employer contributions were $22,447.

(e)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(f)	Benefits Paid to Participants

Benefits paid to participants are recorded as paid.

(Continued)

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(g)	Reclassification

Certain prior year amounts have been reclassified within the statement of Net Assets Available for Benefits to conform to the current year presentation.

(3)	Net Appreciation (Depreciation) in Fair Value

During 2004, the Plan’s investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

2004
Noble Energy, Inc. common stock	$2,237,532
Common stocks	(56,635)
Mutual funds	3,424,677

Net appreciation in fair value	$5,605,574

(4)	Noble Energy, Inc. Common Stock Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Noble Energy, Inc. common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.

(5)	Concentration of Investments

The Plan’s investment in shares of Noble Energy, Inc. common stock represents 10.7% and 11.6% of total investments as of December 31, 2004 and 2003, respectively.

(6)	Party-in-Interest Transactions

The Plan allows for investment in the Company’s common stock. The Plan also invests in a money market fund and mutual funds issued by Fidelity Investments, a party related to the Trustee. The Company is the Plan sponsor and Fidelity Management Trust Company is the Plan’s trustee; therefore, these transactions qualify as party-in-interest. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code of 1986, as amended.

(7)	Subsequent Events

As a result of the Company’s acquisition of Patina Oil & Gas Corporation on May 16, 2005, it is anticipated that the employees that are currently covered by Patina Oil & Gas Corporation Profit Sharing & Savings Plan and Trust will become eligible to participate in the Noble Energy, Inc. Thrift and Profit Sharing Plan beginning in 2006.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issue, borrower,		Number of	Current
	lessor, or similar party	Description of investment	shares	value

	Cash, interest bearing:
*	Fidelity Cash Reserves	Cash	458,320	$458,320

	Money market funds – short-term:
*	Fidelity Retirement Money
	Market Portfolio	Money market fund - short-term	9,821,029	9,821,029

	Common stocks:
	AMDL Inc	Common stock	950	741
	Apollo Group Inc	Common stock	200	16,142
	Charter Communications Inc	Common stock	10,000	22,400
	Clarient Inc	Common stock	3,000	6,480
	Environmental Remediation
	Holding Corporation	Common stock	2,400	1,080
	Forbes Mede-Tech Inc	Common stock	1,000	2,710
	Home Depot Inc	Common stock	50	2,151
	IMAX Corp	Common stock	250	2,062
	Johnson & Johnson	Common stock	102	6,464
	LSI Logic Corp	Common stock	16,000	87,680
	Lucent Technologies Inc	Common stock	1,000	3,760
	Microsoft Corp	Common stock	524	13,991
*	Noble Energy, Inc.	Common stock	119,533	7,370,404
	Northwest Biotherapeutics Inc	Common stock	60	2
	PMC-Sierra Inc	Common stock	10,000	112,500
	Pepsico Inc	Common stock	250	13,050
	Pfizer Inc	Common stock	537	14,442
	Procter & Gamble Co	Common stock	400	22,032
	QualComm Inc	Common stock	20	848
	Rambus Inc	Common stock	1,000	23,000
	Randgold & Exploration ADR	Common stock	450	779
	Silver Star Energy Inc	Common stock	1,825	2,044
	Sirius Satellite Radio Inc	Common stock	5,450	41,529
	Southwest Airlines Co	Common stock	351	5,708
	State Street Corp	Common stock	100	4,912
	StreetTRACKS Gold Shares	Common stock	75	3,285
	Trinity Biotech PLC Sponsored ADR	Common stock	3,000	8,880
	United Technologies Corp	Common stock	30	3,101
	Walgreen Company	Common stock	400	15,348

				7,807,525

	Mutual funds:
	American Century Small Company	Mutual fund	156,694	1,596,716
	Dodge & Cox Stock Fund	Mutual fund	57,980	7,550,146
*	Fidelity Puritan Fund	Mutual fund	445,354	8,439,461
*	Fidelity Growth Company Fund	Mutual fund	96,011	5,383,334
*	Fidelity Diversified International Fund	Mutual fund	50,835	1,455,913
*	Fidelity Dividend Growth Fund	Mutual fund	159,198	4,535,544
*	Fidelity Freedom Income Fund	Mutual fund	22,860	257,627
*	Fidelity Freedom 2000 Fund	Mutual fund	9,207	111,226
*	Fidelity Freedom 2010 Fund	Mutual fund	57,166	778,598
*	Fidelity Freedom 2020 Fund	Mutual fund	82,356	1,149,694
*	Fidelity Freedom 2030 Fund	Mutual fund	21,668	305,085
*	Fidelity Freedom 2040 Fund	Mutual fund	1,778	14,705

(continued)

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares	Current value

	Franklin Small-Mid Cap Growth Fund	Mutual fund	108,830	$3,717,621
	Guinness Atkinson China & Hong Kong	Mutual fund	144	2,677
	Janus Mid Cap Value Institutional	Mutual fund	88,058	1,945,199
	PIMCO Moderate Duration Fund	Mutual fund	426,227	4,402,929
*	Spartan US Equity Index Fund	Mutual fund	172,557	7,395,809

				49,042,284

*	Participant loans	Interest rates range from 4.00% to 5.25%		2,075,790

	Total			$69,204,948

*	Represents party-in-interest.

Note: Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: June 29, 2005

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
By:	/s/ Robert K. Burleson
Robert K. Burleson, Senior Vice President of Noble Energy, Inc.

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibits
23.1	Consent of KPMG LLP